                                                                     EXHIBIT 2.6

                                 AMENDMENT TO
                       ASSET PURCHASE AND SALE AGREEMENT


     THIS AMENDMENT TO ASSET PURCHASE AND SALE AGREEMENT (this "Amendment") is made as of January 5, 2001, by and among TCI of Illinois, Inc., TCI of Racine, Inc., UACC Midwest, Inc. and Insight Communications Company, L.P. (collectively, the "Parties")

                                   RECITALS

     A. The Parties have entered into that Asset Purchase and Sale Agreement dated as of August 15, 2000 (the "Original Agreement," and as amended by this Amendment, the "Agreement"), pursuant to which AT&T has agreed to convey, or cause to be conveyed, to the Partnership certain cable television assets.

     B. The Parties wish to amend the Original Agreement as set forth in this Amendment.

                                  AGREEMENTS

     In consideration of the covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1. DEFINITIONS. Capitalized terms used and not defined in this Amendment will have the meaning given to them in the Original Agreement.

2.   AMENDMENTS TO SECTION 1.

     (a) Section 1 of the Original Agreement is amended to add the following definition:

     "Adjustment Time" means 12:01 A.M. on January 1, 2001.

     (b) Section 1.8 of the Original Agreement is hereby amended and restated to read as follows:

     1.8    Cable Business.  The cable television business and other income-
            --------------
     generating businesses related to the Systems conducted by AT&T through the Systems (including the advertising sales business related to the Systems, the AT&T Systems and the Exchange Systems (with "AT&T Systems" and "Exchange Systems" having the definitions set forth in the Contribution Agreement) conducted by AT&T and its Affiliates through the such systems).

     (c) Section 1.10 of the Original Agreement is hereby amended and restated to read as follows:

     1.10   Closing Time.  12:01 A.M., Mountain Time, on the Closing Date.
            ------------

3. Closing Date. The Parties agree that if all of the conditions to the Closing contained in the Agreement (other than those based on acts to be performed at the Closing) have been satisfied or waived on or prior to January 5, 2001, then the Closing will occur on January 5, 2001, which date will be the "Closing Date" under the Agreement.

4.   Closing Adjustments.

     (a) Section 3.1 of the Original Agreement is amended and restated in its entirety as follows:

            3.1  Adjustments to Value of Assets.  The Base Purchase Price shall
                 ------------------------------
     be adjusted as follows:

                 (a) Appropriate adjustments on a pro rata basis as of the Adjustment Time will be made with respect to the Systems for all prepaid expenses other than inventory (but only to the extent the full benefit of such prepaid expenses will be realizable by Insight within 12 months after the Adjustment Time), accrued expenses (including real and personal property taxes), copyright fees and franchise or license fees or charges, prepaid income, subscriber prepayments and, subject to paragraph (f) below, accounts receivable related to the Cable Business to the extent specified in Section 3.1(f), all as determined in accordance with GAAP consistently applied and to reflect the principle that all expenses and income attributable to the Cable Business for the period through and including the Adjustment Time are for the account of AT&T, and all expenses and income attributable to the Cable Business for the period after the Adjustment Time are for the account of Insight.

                 (b) All advance payments to, or funds of third parties on deposit with, AT&T as of the Adjustment Time and relating the Cable Business, including advance payments and deposits (including any accrued interest on such deposits) by subscribers served by the Cable Business for converters, encoders, decoders, cable television service and related sales, shall be assumed by, and credited to the account of, Insight.

                 (c) There shall be credited to Insight the economic value of all accrued vacation time that Insight credits after the Closing Time to the employees of AT&T that are hired by Insight pursuant to Section 7.3(f), where economic value is the amount equal to the cash compensation that would be payable to each such employee at his or her level of compensation on the Closing Date for a period equal to such employee's credited accrued vacation.

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               (d)  There shall be credited to AT&T the economic value of any salary paid by AT&T for periods after the Adjustment Time to employees that are hired by Insight pursuant to Section 7.3(f).

               (e) All deposits relating to the business and operations of the Systems that are held by Third Parties as of the Adjustment Time for the account of AT&T or as security for AT&T's performance of its obligations, including deposits on leases and deposits for utilities, will be credited to the account of AT&T in their full amounts and will become the property of Insight; provided that no adjustment will be made for any deposits the full benefit of which for contractual or other reasons cannot be made available to Insight within 12 months following the Adjustment Time.

               (f) AT&T will not receive credit for any of its (i) accounts receivable resulting from cable television or internet service sales any portion of which is 60 days or more past due as of the Adjustment Time, or
     (ii) accounts receivable from customers whose accounts are inactive or whose service is pending disconnection for any reason as of the Adjustment Time. AT&T will receive credit for its accounts receivable resulting from cable television or internet service sales the entire portion of which are 0-59 days past due as of the Adjustment Time in an amount equal to 99% of the face amount of such accounts receivable. For purposes of making "past due" calculations under the foregoing sentence, the billing statements of a System will be deemed to be due and payable on the first day of the period during which the service to which such billing statements relate is provided. AT&T will receive credit for its advertising accounts receivable as follows: (i) 100% of the face amount of the advertising accounts receivable which are outstanding 30 days or less from the invoice date,
     (ii) 95% of the face amount of all advertising accounts receivable which are outstanding more than 30 but fewer than 61 days from the invoice date,
     (iii) 80% of the face amount of all advertising accounts receivable which are outstanding more than 60 but fewer than 91 days from the invoice date, and (iv) 50% of the face amount of all advertising accounts receivable which are outstanding more than 90 but fewer than 121 days from the invoice date. AT&T will not receive credit for advertising accounts receivable which are outstanding more than 120 days from the invoice date. Notwithstanding the foregoing, AT&T will receive credit for 100% of the face amount of its advertising accounts receivable from national and regional representation accounts, regardless of the age thereof.

               (g) Any amounts paid, or accrued as a current liability, prior to the Adjustment Time by AT&T or its Affiliates with respect to retroactive franchise fees in respect of the Systems will be credited to the account of AT&T in their full amounts to the extent that (i) such amounts can legally be passed through to and collected from subscribers of the Systems after Closing, and (ii) no agreement has been entered into prohibiting the collection of such amounts, with such amounts with respect to the Systems being assets of Insight upon collection.

               (h) The adjustments provided for in this Section 3.1 will be made without duplication. In addition, none of the adjustments provided for in this Section 3.1 will be made with respect to any Excluded Asset or with respect to any item of income or expense related to an Excluded Asset.

               (i) The net amount of the adjustments to the Base Purchase Price calculated under this Section 3.1 (the "Adjustment Amount"), as preliminarily determined pursuant to Section 3.2, shall be paid by Insight to AT&T at the Closing by wire transfer of immediately available funds or, if the Adjustment Amount is in favor of Insight, the Base Purchase Price will be reduced by the Adjustment Amount.

     (b) Section 3.2 of the Original Agreement is amended and restated in its entirety to read as follows:

          3.2  Calculation of Adjustments.
               --------------------------

               (a) AT&T will estimate in good faith with respect to its Systems, and set forth, together with a detailed statement of the calculation thereof, the adjustments and prorations with respect to its Cable Business prescribed by Section 3.1 (the "Pro Rata Adjustments") in a certificate (the "Initial Adjustment Certificate") executed by an authorized representative of AT&T and delivered to Insight at least 10 Business Days prior to the Closing. The Initial Adjustment Certificate will be accompanied by appropriate supporting documentation, including an accounts receivable detail with relevant aging information as of the Adjustment Time, in summary form, supporting the determination of the Pro Rata Adjustments proposed in such certificate. Following receipt of the Initial Adjustment Certificate, Insight shall have five Business Days to review such schedule and supporting information and to notify AT&T of any disagreements with AT&T's estimates of its Pro Rata Adjustment. If Insight provides a notice of disagreement with AT&T's estimates of such amounts within such five Business Day period, AT&T and Insight shall negotiate in good faith to resolve any such dispute and to reach an agreement prior to the Closing on such estimated amounts as of the Adjustment Time. The estimates so agreed upon by AT&T and Insight (or if the parties do not reach such an agreement on such estimated amounts set forth in the Initial Adjustments Certificate prior to the Closing Date or if Insight fails to provide a notice of disagreement with AT&T's estimates of such amounts within the time provided) the estimates of such Pro Rata Adjustments set forth in the Initial Adjustments Certificate shall be the basis for determining the preliminary Adjustment Amount payable pursuant to Section
     3.1. All disagreements that may exist with respect to the Initial Adjustment Certificate shall be resolved in connection with the preparation of the Final Adjustment Certificate pursuant to paragraph (b) below.

               (b) Within 90 days after the Closing, AT&T will deliver to Insight a certificate (the "Final Adjustment Certificate") showing in full detail its final determination of the Pro Rata Adjustment with respect to its Systems, which certificate will be accompanied

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     by appropriate documentation supporting the amounts proposed in such certificate, including an accounts receivable detail with relevant aging information as of the Adjustment Time, and which will be executed by an officer of AT&T. Insight will review AT&T's Final Adjustment Certificate and will give written notice to AT&T of any objections it has to the calculations shown in such certificate within 30 days after its receipt thereof. AT&T and Insight will endeavor in good faith to resolve any such objections within 30 days after the receipt by AT&T of Insight's objections. If any objections or disputes have not been resolved at the end of such 30-day period, the disputed portions of the Pro Rata Adjustments will be determined within the following 30 days by a partner in a major accounting firm with substantial cable television audit experience which is not the auditor of either Insight or AT&T (or any Affiliate of either of them) and the determination of such auditor will be final and will be binding upon all parties. If Insight and AT&T cannot agree with respect to the selection of an auditor, Insight and AT&T will each select an auditor and those two auditors will select a third auditor whose determination will be final and will be binding upon all parties. Insight and AT&T will bear equally the expenses arising in connection with an auditor's determination of disputed amounts, and payment of the final Adjustment Amount (after taking into account any estimated Adjustment Amount paid at Closing) will be made by the party responsible therefor to the other party in immediately available funds within 15 Business Days after the final determination is made.

               (c) AT&T will provide to Insight reasonable access to all records in AT&T's possession which were used in the preparation of AT&T's Initial Adjustment Certificate and Final Adjustment Certificate and Insight will provide to AT&T access to all records in Insight's possession, following the Closing, relating to the Systems as may be necessary in the preparation of AT&T's Final Adjustment Certificate.

5. Assumed Obligations And Liabilities. Section 4.2 of the Original Agreement is amended and restated in its entirety to read as follows:

          4.2  Assumed Obligations and Liabilities.  As of the Closing, Insight
               -----------------------------------
     will assume and after the Closing, Insight will pay, discharge and perform the following (the "Assumed Obligations and Liabilities"): (a) those obligations and liabilities accruing and relating to periods after the Closing Time under or with respect to the Assets assigned and transferred to Insight at the Closing; (b) those obligations and liabilities of AT&T to customers of the Cable Business for (i) subscriber deposits related to the Systems held by AT&T as of the Adjustment Time in the amount for which Insight received credit under Section 3.1 and (ii) customer, advertising and other advance payments held by AT&T as of the Adjustment Time in the amount for which Insight received credit under Section 3.1; (c) all obligations and liabilities accruing and relating to the Cable Business prior to the Adjustment Time in respect of which Insight received a credit pursuant to Section 3.1; and (d) all other remaining obligations and liabilities accruing and relating to periods after the Closing Time and arising out of the ownership of the Assets or operation of the Systems after the Closing Time, except to the extent that such obligations or liabilities relate to any Excluded Asset. It is understood and agreed that at the closing of the Contribution, the Partnership shall assume the Assumed Obligations and Liabilities for the benefit of AT&T and its Affiliates and upon such assumption, Insight shall have no further obligation or liability in respect of the same. All obligations and liabilities, contingent, fixed or otherwise, arising out of or relating to the Assets or the Systems other than the Assumed Obligations and Liabilities will remain and be the obligations and liabilities solely of AT&T including any obligation, liability or claim relating to or arising pursuant to (x) rate refunds to subscribers of the Systems with respect to rates charged to such subscribers during periods through and including the Closing Time, (y) litigation commenced prior to, or related to an event occurring at any time prior to the Closing Time or (z) any Excluded Asset, including the Time Warner Social Contract, and, subject to Section 7.18, the pending Settlement Agreement and Release that relates to certain of the Systems with respect to late fees charged by them, a copy of which, in the form submitted to the courts, has been provided to Insight by AT&T (the "AT&T Late Fee Settlement").

6.   Amended Covenants.

     (a) Section 7.3(b) of the Original Agreement is amended and restated in its entirety to read as follows:

               (b) AT&T or its Affiliates will pay to all employees of its Cable Business all compensation, including salaries, commissions, bonuses, deferred compensation, severance (if applicable), insurance, vacation (except for accrued vacation included in the adjustments calculated pursuant to Section 3.1(c) to be carried over pursuant to Section 7.3(f)), pension, profit sharing, disability payment, medical, sick pay and other compensation or benefits to which they are entitled for periods through and including the date of termination of the employee's employment with AT&T in accordance with the terms and conditions of any arrangement providing for such compensation or benefits, including, without limitation, all amounts, if any, payable on account of the termination of their employment. Notwithstanding the preceding, Insight will reimburse AT&T for any such compensation paid by AT&T to the employees of the Cable Business for periods after the Adjustment Time. AT&T shall promptly satisfy any legal obligation with respect to continuation of group health coverage required pursuant to Section 4980B of the Code or Section 601, et seq., of ERISA.

     (b) Section 7.3(d) of the Original Agreement is amended and restated in its entirety to read as follows:

               (d) All claims and obligations under, pursuant to or in connection with any welfare, medical, insurance, disability or other employee benefit plans of AT&T or its Affiliates or arising under any Legal Requirement affecting System employees of AT&T or its Affiliates incurred through and including the Closing Time or resulting from or arising from events, obligations or occurrences occurring or commencing through and including the Closing Time will remain the responsibility of AT&T, whether or not such employees are hired by Insight after the Closing Time. Insight will be responsible for any such claims and obligations from and after the Closing Time. Insight will not have nor assume any obligation or liability under or in connection with any such plan maintained by either AT&T or its Affiliates. For purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (i) medical, dental and/or prescription drug benefits when the treatment is provided, except with respect to such benefits provided in connection with a continuous period of hospitalization, which shall be deemed to be incurred at the time of admission to the hospital; (ii) life, accidental death and dismemberment and business travel accident insurance benefits and workers= compensation benefits, upon the death, disability or accident giving rise to such benefits; and (iii) salary continuation or other short-term disability benefits, or long-term disability, upon commencement of the disability giving rise to such benefit. In regard to any Employee on Leave Status, such responsibility for benefit coverage of such employee, and liability for payment of benefits, shall remain that of AT&T until such employee becomes a Hired Employee of Insight after the Closing Time pursuant to
     Section 7.3.(a) or is terminated by AT&T or its Affiliates.

     (c) Section 7.24 of the Original Agreement is amended and restated in its entirety to read as follows:

          7.24 [Intentionally Deleted.]

     (d)  Section 7 of the Original Agreement is amended to add the following
Section 7.27:

          7.27.Qualified Intermediary Arrangements.
               -----------------------------------

               (a)  Notice and Acknowledgment of Assignment to QI by UACC
                    -----------------------------------------------------
     Midwest, Inc.  Pursuant to Section 12.1 of this Agreement, AT&T may assign
     ------------
     its rights under this Agreement but not its obligations to a qualified intermediary within the meaning of Code Section ' 1.1031(k)-1(g)(4)(iii). Insight hereby acknowledges that UACC Midwest, Inc. ("UACC") has entered into a Qualified Intermediary Agreement effective as of January 3, 2000 (the "UACC Midwest QI Agreement") with Wells Fargo Bank West, National Association ("Qualified Intermediary"), pursuant to which UACC has assigned to the Qualified Intermediary its rights under this Agreement with respect to the UACC Assets (as defined in the UACC Midwest QI Agreement). Notwithstanding such assignment, at the Closing, UACC will convey title to the UACC Assets directly to Insight pursuant to the terms and conditions of this Agreement and the UACC Midwest QI Agreement.

     At Closing, Insight agrees that $105,565,380 of the Base Purchase Price will be paid to the Qualified Intermediary in accordance with wire transfer instructions to be provided by AT&T as the Cash Payment for the UACC Assets provided for in the UACC Midwest QI Agreement.

          (b)  Notice and Acknowledgment of Assignment to QI by TCI of Illinois,
               -----------------------------------------------------------------
     Inc. Insight also acknowledges that TCI of Illinois, Inc. ("TCI Illinois")
     ---
     has entered into a Qualified Intermediary Agreement effective as of January 3, 2000 (the "TCI Illinois QI Agreement") with the Qualified Intermediary, pursuant to which TCI Illinois has assigned to the Qualified Intermediary its rights under this Agreement with respect to the TCI Illinois Assets (as defined in the TCI Illinois QI Agreement). Notwithstanding such assignment, at the Closing, TCI Illinois will convey title to the TCI Illinois Assets directly to Insight pursuant to the terms and conditions of this Agreement and the TCI Illinois QI Agreement.

     At Closing, Insight agrees that $78,436,560 of the Base Purchase Price will be paid to the Qualified Intermediary in accordance with wire transfer instructions to be provided by AT&T as the Cash Payment for the TCI Illinois Assets provided for in the TCI Illinois QI Agreement.

     (e)  Section 7 of the Original Agreement is amended to add the following
Section 7.28:

          7.28 Advertising Sales.
               -----------------

               (a) Section 7.29 of the Contribution Agreement, as amended as of the date of this Agreement, shall govern any advertising sales arrangements between the Parties.

     (f)  Section 7 of the Original Agreement is amended to add the following
Section 7.29:

          7.29 Real Property Transfers. AT&T will deliver to Insight, within 30
               -----------------------
     days after Closing, any documents that AT&T has not executed and delivered to Insight at the Closing and that are necessary for Insight to (i) record with the appropriate Governmental Authority the deeds delivered by AT&T in accordance with Section 9.2(b) of the Agreement and (ii) pay any Taxes or fees associated with such recording or the conveyance of the Owned Real Property to Insight, to the extent required by Section 7.8 of this Agreement. The provisions in this Section 7.29 do not relieve AT&T from any other obligations under this Agreement unless such obligations are directly in conflict with the provisions set forth in this Section 7.29.

     (g)  Section 7 of the Original Agreement is amended to add the following
Section 7.30:

          7.30 Lien Releases. To the extent AT&T has not delivered at Closing
               -------------
     the Lien Releases required by Section 9.2(c) of the Agreement, AT&T will each deliver to Insight, within 20 days of Closing, (i) evidence, reasonably satisfactory to Insight of such evidence, that all Liens (other than Permitted Liens) affecting or encumbering the Assets have been terminated, released or waived, as appropriate, or (ii) original, executed instruments in form reasonably satisfactory to Insight effecting such termination, releases or waivers.

     (h)  Section 7 of the Original Agreement is amended to add the following
Section 7.31:

          7.31 Copyright Fees and Franchise Fees.
               ---------------------------------

          (a) AT&T shall prepare and file in a timely manner all filings for the Systems for all periods ending on or prior to the Adjustment Time that are required to be filed after the Adjustment Time pursuant to Section 111 of the Copyright Act and the related regulations of the Copyright Office. AT&T shall be responsible for and shall pay in a timely manner all amounts payable pursuant to Section 111 of the Copyright Act and the related regulations of the Copyright Office for the Systems for all periods ending on or prior to the Adjustment Time. AT&T shall provide Insight with copies of all filings in the form filed with the Copyright Office together with evidence of payment of all copyright royalty fees and other amounts paid to the Copyright Office pursuant to Section 111 of the Copyright Act and the related regulations of the Copyright Office. AT&T shall be responsible for and shall timely respond to all Copyright Office and third party inquiries relating to AT&T's copyright filings and royalty fee payments for the Systems covering all periods ending on or prior to the Adjustment Time and shall provide Insight with copies of all such inquiries and correspondence between AT&T, the Copyright Office or third parties related to AT&T's copyright filings and royalty fee payments for the Systems.

          (b) AT&T shall be responsible for and shall pay in a timely manner all franchise fees and other amounts payable pursuant to the System Franchises for all periods ending on or prior to the Adjustment Time, shall prepare and timely submit to the applicable franchising authorities all related reports, and shall timely respond to all inquiries from the applicable franchising authority relating to such franchise fee payments. AT&T shall provide Insight with evidence of payment of all such amounts and copies of all reports and related correspondence in the form submitted to or received from the franchising authorities.

     7. Final Schedules. The Schedules delivered by AT&T on October 26, 2000 constitute the final AT&T Schedules to the Original Agreement (the "Final AT&T Schedules"). The Final AT&T Schedules were delivered in accordance with Section
7.26 of this Agreement and are deemed to have been attached to the Original Agreement and to have been a part thereof for all purposes as of the execution date of the Original Agreement. Attached as Exhibit 1 are (a) copies of the Final AT&T Schedules incorporating corrections (the "Corrected Schedules") necessary to reflect any agreements between the parties, with respect to the assignment or transfer of retransmission consent agreements, construction contracts, advertising sales assets or call center services, or corrections as to factual matters set forth in the AT&T Final Schedules that have been discovered to be incorrect since delivery of the AT&T Final Schedules and (b) blacklined versions of the Corrected Schedules compared to the Final Schedules. The corrections made to the Final Schedules as described above are deemed to be incorporated into AT&T's Final Schedules and are deemed to have been attached to the Original Agreement and to have been a part thereof for all purposes as of the execution date of the Original Agreement.

     8. Required Consents. Insight waives, subject to Section 7.17 of the Original Agreement, the condition to closing set forth in Section 8.1(e) of the Original Agreement to the extent any Required Consent described in such section has not been received and delivered by AT&T prior to Closing.

     9. Counterparts. This Amendment may be executed in counterparts, each of which will be deemed an original. This Amendment will be binding on the parties only upon the delivery of original, true photocopy or facsimile of manually-executed counterparts, and may not be executed or delivered electronically (other than delivery by facsimile).

    10. Governing Law. THIS AMENDMENT AND THE RIGHTS OF THE PARTIES UNDER IT WILL BE GOVERNED BY AND CONSTRUED IN ALL RESPECTS IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAWS RULES OF DELAWARE.

    11. Severability. Any term or provision of this Amendment that is invalid or unenforceable will be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining rights of the Person intended to be benefitted by such provision or any other provisions of this Amendment. The provisions of this Amendment shall survive the delivery of any deed evidencing the conveyance of the Owned Real Property in conformance with the Agreement.

    12. Construction of Amendment. This Amendment has been negotiated by the undersigned and their respective legal counsel, and legal or equitable principles that might require the construction of this Amendment or any provision of this Amendment against the party drafting this Amendment will not apply in any construction or interpretation of this Amendment. The word "include" and derivatives of that word are used in this Amendment in an illustrative sense rather than limiting sense.

    13. Effect of Amendment. Except as amended by this Amendment, all terms and provisions of the Agreement will remain unchanged and in full force. From and after the date of this Amendment, each reference in the Original Agreement to "this Agreement," "hereof," "hereunder" or words of like import, and all references to the Original Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind and nature (other than in this Amendment or as otherwise expressly provided) shall be deemed to mean the Original Agreement, as amended by this Amendment.

          The parties have executed this Amendment to Asset Purchase and Sale Agreement as of the day and year first above written.

                              TCI OF ILLINOIS, INC.


                              By:_______________________________

                              Name:_____________________________

                              Title:____________________________


                              TCI OF RACINE, INC.


                              By:_______________________________

                              Name:_____________________________

                              Title:____________________________


                              UACC MIDWEST, INC.


                              By:_______________________________

                              Name:_____________________________

                              Title:____________________________


                              INSIGHT COMMUNICATIONS COMPANY, L.P.

                              By: Insight Communications Company, Inc., its general partner


                              By:_______________________________

                              Name:_____________________________

                              Title:____________________________